SilverCrest Announces Changes to Board of Directors and Provides Project Update

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – September 19, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the appointment of Hannes Portmann to the Board of Directors replacing George Sanders, who is retiring from the Board. SilverCrest is also pleased to provide a brief update of ongoing activities at the Las Chispas project.

Mr. Portmann is a mining executive with significant management and capital markets experience. Through May 2018, he spent 10 years with New Gold Inc., ultimately serving as President and Chief Executive Officer of the intermediate gold producer. Previously, Mr. Portmann served as Executive Vice President, Business Development with primary responsibilities including corporate development, investor relations, human resources, and exploration. Prior to New Gold, Mr. Portmann was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP. Mr. Portmann holds a Bachelor of Science in Mining Engineering from Queen’s University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “We would like to thank George Sanders for his leadership and guidance during the Company’s expansion of the Las Chispas project. His advice and strategic expertise made a significant contribution to SilverCrest’s success as we navigated a challenging mining investment climate. We are happy to welcome Hannes Portmann to the Board of Directors. Hannes brings significant strategic planning, finance and capital markets experience to the Board, which should prove invaluable as we look to build shareholder value by advancing the Las Chispas project and the Company.”

On October 2, 2018, SilverCrest retained the services of Tetra Tech Inc. of Vancouver, BC to complete a Preliminary Economic Assessment (“PEA”) for the Las Chispas project. The PEA will consider the conceptual economics of developing a 1,000 to 1,500 tonne per day underground mining operation with a counter-current decantation facility (CCD) and Merrill Crowe recovery circuit similar to the nearby Santa Elena and Mercedes mines. The PEA is expected to be completed in Q1, 2019. As part of the PEA, the Company is completing expansion and in-fill drilling and detailed metallurgy testwork at Las Chispas. Given the high-grade nature of Las Chispas, the Company is evaluating cyanidation with a possible add-on flotation circuit followed by intense leaching for greater than 1,000 grams per tonne silver equivalent material. This test work will help determine the potential for higher silver recoveries using both cyanidation and flotation methods. Initial metallurgical testwork completed in November 2017 showed average recoveries of 86.6% for silver and 98% for gold using standard cyanidation only.

SilverCrest is proceeding with the construction of an exploration decline to access the Babicanora Vein, Area 51 zone. The Company is finalizing its selection of contractors to construct this decline, estimated to be 500 metres long, 4.5 metres wide by 4.0 metres in height. The work will also include drifting 600 to 800 metres along the strike of vein mineralization to collect information on vein grade and width continuity, reconciliation with the resource model, geotechnical parameters, mineability, and bulk sampling for additional metallurgical testwork. During the construction of the exploration decline, the Company will set up drill stations to further in-fill drill the Area 51 zone and test for extensions at depth. The Company expects to be drifting in high-grade mineralization and stockpiling of this material in the second half of 2019. As previously stated in the Company’s May 2018 prospectus offering, the total estimated cost of the decline and associated exploration work is approximately US$3 million, which will be funded by the Company’s current cash position of approximately C$12.3 million.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including expansion and in-fill drilling, detailed metallurgy testwork, completing a PEA, constructing an exploration decline, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; accessibility of future mining at the Las Chispas Property and status of mineral titles. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and status of mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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